

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Laura K. Umbrecht
Partner
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103

> **Re: Zynerba Pharmaceuticals, Inc.**
> **Schedule 14D-9 filed August 28, 2023**
> **File No. 005-88971**

Dear Laura K. Umbrecht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed August 28, 2023

General

1. On the top of page 5, please disclose the June 30, 2026 deadline that applies to Milestone 1.

2. Please disclose the approximately $2.5444 aggregate additional cash per share figure that represents the maximum payout under the CVR.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, Special Counsel, at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions